UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.

21650 OXNARD STREET

WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Health Net, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Net, Inc. 401(k) Savings Plan (the ”Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 20, 2011

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Participant-directed investments, at fair value:
Common stock—Health Net, Inc.	$11,985,246	$9,836,632
Common collective trust funds	146,110,883	132,239,496
Mutual funds	338,237,943	287,139,808

Total investments	496,334,072	429,215,936

Receivables:
Notes receivable from participants	13,637,040	12,342,906
Employer contributions	1,115,509	900,000

Total receivables	14,752,549	13,242,906

Net assets available for plan benefits at fair value	511,086,621	442,458,842

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,437,970)	(3,107,437)

Net assets available for plan benefits	$506,648,651	$439,351,405

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$45,225,939
Interest	4,497,523
Dividends	5,073,383

Net investment income	54,796,845

Contributions
Participant	37,008,667
Employer	17,705,282

Total contributions	54,713,949

Interest income on notes receivable from participants	544,823

Total additions	110,055,617

Deductions from net assets attributed to:
Benefits paid to participants	(42,757,646)
Other expenses	(725)

Total deductions	(42,758,371)

Increase in net assets	67,297,246
Net assets available for plan benefits:
Beginning of year	439,351,405

End of year	$506,648,651

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009,

AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The Health Net, Inc. 401(k) Savings Plan (the “Plan”) enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the “Plan Description”) for more complete information.

General—The Plan is a defined contribution plan covering substantially all associates of Health Net, Inc. (the ”Company”). Associates who are scheduled to work at least 20 hours per week or perform 1,000 hours of service per year are eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company has oversight and control of the operations and administration of the Plan. In accordance with the terms of the Plan, a Compensation and Benefits Committee comprised of management of the Company has been established to administer the Plan. Mercer Trust Company is the trustee and Mercer HR Services, LLC is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the sponsor (the “Plan Sponsor”) and administrator (the “Plan Administrator”) of the Plan.

Contributions—Eligible participants can elect a pretax contribution rate from 1 to 30 percent of their compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the “IRC”). The Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. The Company may also make discretionary and profit sharing contributions. During the 2010 plan year, the Company did not make any such discretionary or profit sharing contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings and the Company’s discretionary contributions, if any. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting—All associates of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Company matching contributions made on or after January 1, 2006 are 100 percent vested. Prior to 2006, vesting in employer contributions and any corresponding investment earnings were based on years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation §1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates.

In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.

Investment Options—Participants can direct their contributions into one or more common collective trust funds or mutual funds that have been selected as investment options for plan participants and can also choose to invest in the common stock of the Company. Investment in the common stock of the Company through the Plan is available to all participants except those whose compensation is determined by the Compensation Committee of the Board of Directors of the Company. As of July 19, 2010, the Evergreen Small Cap Value Fund was closed and replaced by the Wells Fargo Advantage Special Small Cap Value Fund.

Benefits—Benefits are distributable from plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of plan assets. After termination of employment and on the earlier of distribution or a five-year break in service, the unvested portion of employer contributions and investment earnings thereon are forfeited by the participant and can be used to reduce future employer contributions. Terminated participants with account balances less than $1,000 are required to take distributions of their accounts.

Forfeited Accounts—As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $129,630 and $144,990, respectively. These amounts are used to reduce future employer contributions in the years following the forfeiture accruals. For the year ended 2010, employer contributions were reduced by $113,904 due to forfeited nonvested accounts.

Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal amount of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant’s account, bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month, and generally must be repaid within five years. The weighted average interest rate for loans outstanding as of December 31, 2010 and 2009 was 3.62 percent and 4.82 percent, respectively. Principal and interest are paid ratably through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). A participant may not have more than one outstanding loan at any given time.

Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain items presented in the statement of net assets available for benefits as of December 31, 2009 and the related notes to the financial statements have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan invests in various investment instruments, including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. The units of common collective trust funds are stated at fair value, which is estimated using net asset value per share as determined by the issuer of the funds, and are generally based on the fair market value of the underlying investments. Underlying investments in investment contracts within common collective trust funds are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Putnam Stable Value Fund (the “stable value fund”) invests primarily in guaranteed investment contracts or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Contract value represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits present the stable value fund at fair value within “common collective trust funds,” and include an additional line item representing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Activity related to the investment contracts is therefore presented in the statement of changes in net assets available for benefits on a contract value basis.

Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest paid on the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans that are in default, as defined by the Plan’s loan policy, are deemed to be distributions in the year the default occurs. Deemed distributed loans are excluded from notes receivable from participants on the statements of net assets available for benefits.

Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2010 and 2009 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

Administrative and Other Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as described in the Plan Description. For the year ended December 31, 2010, there were no administrative expenses paid by the Plan. Other expenses include fees for excessive trading as defined in certain investment fund prospectuses or brokerage fees and are paid by individual participants engaged in such trading.

New Accounting Pronouncements— In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures, by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The Plan’s adoption of the new guidance in 2010 did not materially affect, and the future adoption of the Level 3 reconciliation disclosures is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan reclassified $12,342,906 reported as notes receivable from participants, which was previously included within investments, in the statements of net assets available for benefits as of December 31, 2009 to conform to the current year presentation. The reclassification had no impact on the net assets available for benefits as of December 31, 2009 and was made as part of the retrospective adoption of ASU No. 2010-25.

In April 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs. The amendments in this ASU result in common fair value measurement and disclosure requirements in GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The FASB does not intend for these amendments to result in a change of application for many of the requirements in ASC 820, Fair Value Measurements and Disclosures. ASU No. 2011-04 is effective for periods beginning after December 15, 2011. Management does not expect the adoption of ASU No. 2011-04 to have a material impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

Assets recorded at fair value in the statements of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.

Investments measured and reported at fair value using Level inputs are classified and disclosed in one of the following categories:

Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.

Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of other valuation methodologies.

Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following tables present information about the Plan’s investment assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by management to determine such fair value as of December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$11,985,246	$—	$—	$11,985,246
Mutual funds:
Asset allocation	98,433,863	—	—	98,433,863
Blend	64,384,730	—	—	64,384,730
Capital preservation - government bonds	188,630	—	—	188,630
Growth - domestic mid/large cap equities	64,253,182	—	—	64,253,182
Income - corporate and government bonds, asset-backed securities	50,217,097	—	—	50,217,097
Value - domestic large/small cap equities	60,645,459	—	—	60,645,459
Other	114,982	—	—	114,982

Total mutual funds	338,237,943	—	—	338,237,943
Common collective trust funds:
S&P 500 Index (securities lending)	—	64,140,242	—	64,140,242
Stable value	—	—	81,970,641	81,970,641

Total common collective trust funds	—	64,140,242	81,970,641	146,110,883

Total investments	$350,223,189	$64,140,242	$81,970,641	$496,334,072

	Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$9,836,632	$—	$—	$9,836,632
Mutual funds:
Asset allocation	77,818,697	—	—	77,818,697
Blend	57,753,097	—	—	57,753,097
Capital preservation - government bonds	80,351	—	—	80,351
Growth - domestic mid/large cap equities	54,697,511	—	—	54,697,511
Income - corporate and government bonds, asset-backed securities	42,445,867	—	—	42,445,867
Value - domestic large/small cap equities	54,254,274	—	—	54,254,274
Other	90,011	—	—	90,011

Total mutual funds	287,139,808	—	—	287,139,808
Common collective trust funds:
S&P 500 Index (securities lending)	—	57,283,815	—	57,283,815
Stable value	—	—	74,955,681	74,955,681

Total common collective trust funds	—	57,283,815	74,955,681	132,239,496

Total investments	$296,976,440	$57,283,815	$74,955,681	$429,215,936

For the year ended December 31, 2010, there were no transfers between Levels 1 and 2. In determining when transfers between levels are recognized, the Plan’s accounting policy is to recognize the transfers based on the actual date of the event or change in circumstances that caused the transfer.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Common Collective Trust Fund
Beginning balance—January 1, 2010	$74,955,681
Net realized gain/loss	—
Change in unrealized appreciation/depreciation	—
Purchases, sales and settlements, net	7,014,960
Transfer from/to Level 3	—

Ending balance—December 31, 2010	$81,970,641

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Davis New York Venture Fund	$42,317,905	$40,442,838
Europacific Growth Fund	47,078,157	47,214,223
Harbor Mid Cap Growth Fund	48,661,906	40,983,228
PIMCO Total Return Fund	42,761,871	36,457,244
*Putnam Stable Value Fund, at contract value	77,532,671	71,848,244
SSgA S&P 500 Index Securities Lending Series Fund	64,140,242	57,283,815
T. Rowe Price Retirement 2020 Fund	30,941,035	24,183,551
T. Rowe Price Retirement 2030 Fund	30,235,863	23,915,972

*	Investment held by a permitted party-in-interest (see Note 7).

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

*Common stock – Health Net, Inc.	$1,716,976
Common collective trust funds	8,433,242
Mutual funds	35,075,721

Total net appreciation in fair value of investments	$45,225,939

*	Investment held by a permitted party-in-interest (see Note 7).

5.	NET ASSET VALUE PER SHARE

The following tables set forth a summary of the Plan’s investments for which fair value is estimated using the net asset value per share as of December 31, 2010 and 2009:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
S&P 500 Index (securities lending) (a)	$64,140,242	$—	Immediate	None	None
Stable value (b)	81,970,641	—	Immediate	None	None

Total	$146,110,883	$—

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
S&P 500 Index (securities lending) (a)	$57,283,815	$—	Immediate	None	None
Stable value (b)	74,955,681	—	Immediate	None	None

Total	$132,239,496	$—

(a)	The S&P 500 Index (securities lending) type fund’s strategy is to match, as closely as possible, the return of the S&P 500 Index, regardless of market conditions. This fund participates in a securities lending program maintained by the fund’s manager.

(b)	The stable value fund’s strategies seek to invest primarily in guaranteed investment contracts, security-backed investments contracts, separate accounts issued or wrapped by issuance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments or other similar short-term investments. The fund seeks to provide a competitive yield with minimal market-related risk through investing in a variety of guaranteed investment contracts, security-backed investments contracts, and money market instruments. See Note 2 for more information on the stable value fund.

6.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter dated May 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the IRC. The Plan has been amended since the May 26, 2010 determination letter was issued, however, the Company believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any period. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and common collective trust funds issued by Putnam Investments, LLC, which is a subsidiary of Marsh & McLennan Companies, Inc. Mercer Trust Company, which is also a subsidiary of Marsh & McLennan Companies, Inc. is the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

In addition, transactions in the Company’s common stock, an investment option offered to certain participants of the Plan, qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the Plan held 439,181 and 422,354 shares, respectively, of common stock of the Company, the sponsoring employer, with fair values of $11,985,246 and $9,836,632, respectively. During the year ended December 31, 2010, the Plan recorded no dividend income related to its investment in the Company’s common stock. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports Plan financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for plan benefits per the financial statements	$506,648,651	$439,351,405
Employer contributions receivable	(1,115,509)	(900,000)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,437,970	3,107,437

Net assets per the Form 5500	$509,971,112	$441,558,842

The following is a reconciliation of contributions received from employers and participants and the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

Contributions per the financial statements	$54,713,949
Add: Employer contributions receivable at December 31, 2009	900,000
Less: Employer contributions receivable at December 31, 2010	(1,115,509)

Total contributions per the Form 5500	$54,498,440

Increase in net assets per financial statements	$67,297,246
Add: Employer contributions receivable at December 31, 2009	900,000
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(3,107,437)
Less: Employer contributions receivable at December 31, 2010	(1,115,509)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	4,437,970

Net income per the Form 5500	$68,412,270

* * * * * *

SUPPLEMENTAL SCHEDULE

HEALTH NET, INC.

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost		(e) Current Value
	Mutual Funds
	American Funds	Europacific Growth Fund	*	*	$47,078,157
	Davis Distributors, LLC	Davis New York Venture Fund	*	*	42,317,905
	Federated	Federated Prime Money Market Fund	*	*	188,630
	Harbor Funds Distributors, Inc.	Harbor Mid Cap Growth Fund	*	*	48,661,906
*	Mercer Trust Company	Brokerage Securities	*	*	114,982
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	*	*	42,761,871
	PIMCO Funds Distributors LLC	Allianz RCM Large Cap Growth Fund	*	*	15,591,276
	Princor Financial Services Corp.	Principal Investors Small Cap Value Fund	*	*	2,843,920
	Quasar Distributors, LLC	Hotchkis & Wiley Large Cap Value Fund Institutional	*	*	1,311,968
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	*	*	13,932,628
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	*	*	30,941,035
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	*	*	30,235,863
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	*	*	20,087,440
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Fund	*	*	3,236,897
	Vanguard	Inflation Protected Securities Fund	*	*	7,455,226
	Vanguard	Mid Cap Index Fund	*	*	6,749,684
	Vanguard	Small Cap Index Fund Institutional	*	*	10,556,889
	Vanguard	Value Index Fund Investor Shares	*	*	2,029,538
	Wells Fargo Funds Trust	Wells Fargo Advantage Special Small Cap Value Fund	*	*	12,142,128

					338,237,943
	Common Collective Trust Funds
*	Putnam Investments, LLC	Putnam Stable Value Fund, at fair value	*	*	81,970,641
	State Street Bank and Trust Company	SSgA S&P 500 Index Securities Lending Series Fund	*	*	64,140,242

					146,110,883
	Health Net, Inc. Common Stock
*	Health Net, Inc.	439,181 shares of Health Net, Inc. common stock	*	*	11,985,246
	Notes Receivable from Participants
*	Plan participants	Loans to participants are secured by participant’s account, have terms generally of up to five years, with maturity dates through December 2025 and bear interest ranging from 3.25% to 9.5%.			13,637,040

	Total Assets				$509,971,112

*	Investment held by a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN

June 15, 2011	/S/ JOSEPH C. CAPEZZA
Joseph C. Capezza
Chief Financial Officer of Health Net, Inc. (the Plan’s Sponsor) and Member of the Health Net, Inc. Compensation and Benefits Committee (the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP